 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 28, 2019, announcing that Hugo De Stoop, current CFO of the Company, will succeed Paddy Rodgers as CEO of the Company.
The information contained in this Report on Form 6-K, except for the commentary of Hugo De Stoop and Carl Steen contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 28, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 28 March 2019 – 8.00 a.m. CET _______________________________________________
HUGO DE STOOP ANNOUNCED AS
NEW EURONAV CEO

ANTWERP, Belgium, 28 March 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) is pleased to announce that, following a professional search and assessment process, the current CFO Hugo De Stoop will succeed Paddy Rodgers as CEO of the Company. It is anticipated that his new role will commence following a brief handover period which is expected to take place in the course of the second quarter of this year. The Company has now started a search for a new CFO.

Hugo De Stoop, new CEO of Euronav said: “It is an honour and a privilege to be appointed as CEO. I would like to take this opportunity to thank Paddy; it has been a real pleasure to work together in order to create the dynamic and robust tanker platform that Euronav is today. I look forward to continue creating value for all our stakeholders in an exciting environment full of opportunities and challenges.”

Carl Steen, Chairman of Euronav said: “The Board is very pleased to confirm the appointment of Hugo. In his time at the Company he has consistently added significant value well beyond the financing of the business, often in challenging circumstances and he has also given strong strategic direction within the executive management team. His appointment provides continuity with our strategy and we look forward to the next chapter at Euronav under his stewardship.”

About Hugo De Stoop
Hugo De Stoop (Belgian, 1973) joined Euronav in September 2004 and was appointed Deputy CFO and Head of Investor Relations. He was nominated CFO as of January 2008, shortly after the financial crisis had erupted. Since that time, he has demonstrated sound involvement in strategic decision-making at Euronav. He has completed several acquisitions, among which the counter-cyclical merger with Gener8 Maritime in 2018, and successfully led the Euronav IPO on the NYSE in 2015. Hugo also brings to his new role a vast experience with financial markets and investors, as well as interactions with Boards of Directors, in an international context.

Hugo started his career with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a Project Manager on various assignments in the U.S., Europe and Latin America, in order to integrate recently acquired subsidiaries.

He founded First Tuesday in America (the world's largest meeting place for high tech entrepreneurs, venture capitalists and companies), helped develop the network in the U.S. and in Latin America and was appointed member of the Board of Directors of First Tuesday International.

PRESS RELEASE Regulated information 28 March 2019 – 8.00 a.m. CET _______________________________________________

He then joined Davos Financial Corp. London, an external investment manager for UBS, specialized in asset management and private equity, where he became an Associate and later a Vice President. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate.

Hugo De Stoop studied in Oxford, Madrid and Brussels and graduated from Ecole Polytechnique (ULB) with a Master of Science in Engineering. He also holds an MBA from INSEAD (France and Singapore).

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Contact:
Brian Gallagher – Head of IRC
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q1 2019 results:  Thursday 25 April 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information 28 March 2019 – 8.00 a.m. CET _______________________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.